UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 8)*
Under the Securities Exchange Act of 1934

PRECIPIO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74019L107

(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
(540) 633-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David I. Meyers, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1239

August 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74019L107	Page 2 of 9
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,768,915

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,768,915

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,768,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 74019L107	Page 3 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,768,915

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,768,915

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,768,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 74019L107	Page 4 of 9
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY SENIOR STAFF 2008 LLC I.R.S. IDENTIFICATION NO.: 26-1868899

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
707,567

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
707,567

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
707,567

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 74019L107	Page 5 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY STAFF 2010 LLC I.R.S. IDENTIFICATION NO.: 27-3853493

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
679,915

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
679,915

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
679,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 74019L107	Page 6 of 9

This Amendment No. 8 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated December 29, 2010 and filed on January 11, 2011, as amended by Amendment No. 1 dated February 3, 2012 and filed on February 7, 2012, Amendment No. 2 dated January 25, 2013 and filed on January 31, 2013, Amendment No. 3 dated March 5, 2014 and filed on March 7, 2014, Amendment No. 4 dated January 6, 2016 and filed on January 12, 2016, Amendment No. 5 dated April 7, 2017 and filed on April 11, 2017, Amendment No. 6 dated June 8, 2017 and filed on June 12, 2017, and Amendment No. 7 dated June 29, 2017 and filed on July 3, 2017 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Precipio, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC, a Virginia limited liability company that is managed by Mr. Kirk (“Third Security”), Third Security Senior Staff 2008 LLC, a Virginia limited liability company that is managed by Third Security (“Senior Staff”), and Third Security Staff 2010 LLC, a Virginia limited liability company that is managed by Third Security (“Staff 2010” and, together with Senior Staff, the “Investors” and the Investors, together with Mr. Kirk and Third Security, the “Reporting Persons”), are filing this Amendment to disclose (i) the conversion of all outstanding shares of Series A Senior Convertible Preferred Stock (“Preferred Stock”), including all dividends accrued and payable thereunder, held by the Investors and Third Security Incentive 2010 LLC, a Virginia limited liability company that is managed by Third Security (“Incentive 2010” and together with the Investors, the “Conversion Parties”), into 813,482 shares of Common Stock pursuant to a conversion agreement entered into between the Conversion Parties and the Company (the “Conversion”), and (ii) the receipt of 401,462 warrants to purchase Common Stock that were received as consideration in connection with the Conversion, all in connection with the closing of an underwritten public offering by the Company on August 28, 2017 (the “Offering”).

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

On August 28, 2017, the Conversion Parties each entered into a conversion agreement with the Company, which agreements are filed herewith as Exhibit 31, Exhibit 32 and Exhibit 33 (the “Conversion Agreements”), pursuant to which (i) the Conversion Parties agreed to convert all outstanding shares of Preferred Stock, including all dividends due and payable thereunder, into an aggregate of 813,482 shares of Common Stock at a conversion rate of 1-for-1 and (ii) the Company issued to the Conversion Parties an aggregate of 401,462 warrants to purchase Common Stock as consideration for entering into the Conversion, which number is equal to 50% of the number of shares of Common Stock received in connection with the Conversion, excluding accrued dividends (the “Conversion Warrants”).  The Conversion Warrants, a form of which is filed herewith as Exhibit 34, have a per share exercise price of $10.00, are exercisable immediately and expire five (5) years from the date of issuance.

CUSIP No. 74019L107	Page 7 of 9
Item 5.          Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)          See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock beneficially owned by the Investors.  The percentage ownership is calculated based on 6,407,860 shares of Common Stock issued and outstanding as reported on the Company’s Form 10-Q for the period ending June 30, 2017 and filed with the SEC on August 22, 2017 and increased by:  (i) 1,735,419 shares of Common Stock issued pursuant to the conversion of all outstanding Preferred Stock, including all dividends, in connection with the Company’s Offering as reported on the Company’s Form 8-K dated August 28, 2017 and filed on August 31, 2017; (ii) 359,999 shares of Common Stock issued pursuant to the conversion of the Company’s convertible promissory notes in connection with the Offering as reported on the Company’s Form 8-K dated August 28, 2017 and filed on August 31, 2017; and (iii) 409,794 shares of Common Stock, which is the aggregate number of shares of Common Stock issuable upon the exercise of all warrants to purchase Common Stock held by the Conversion Parties that may be exercised within 60 days.

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk(2)	1,768,915	15.6%	1,768,915	—	1,768,915	—
Third Security, LLC(2)	1,768,915	15.6%	1,768,915	—	1,768,915	—
Third Security Senior Staff 2008 LLC	707,567	6.3%	707,567	—	707,567	—
Third Security Staff 2010 LLC	679,915	6.0%	679,915	—	679,915	—
_______________

(1)	Assumes (i) the full exercise of all warrants to purchase Common Stock held by the Conversion Parties that may be exercised within 60 days.

(2)	Includes shares of Common Stock held by Incentive 2010 and Third Security Staff 2014 LLC, a Virginia limited liability company that is managed by Third Security.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the Investors and set forth in the table above.

(c)          Except as disclosed in Amendment No. 7 to the Original Schedule 13D, dated June 29, 2017 and filed on July 3, 2017, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d)-(e)          Not Applicable

CUSIP No. 74019L107	Page 8 of 9
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following:

Exhibit 31	Conversion Agreement by and between Third Security Senior Staff 2008 LLC and Precipio, Inc. dated August 28, 2017

Exhibit 32	Conversion Agreement by and between Third Security Staff 2010 LLC and Precipio, Inc. dated August 28, 2017

Exhibit 33	Conversion Agreement by and between Third Security Incentive 2010 LLC and Precipio, Inc. dated August 28, 2017

Exhibit 34	Form of Warrant by and between Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC dated August 28, 2017

Exhibit 35	Joint Filing Agreement, dated as of September 5, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC and Third Security Staff 2010 LLC

CUSIP No. 74019L107	Page 9 of 9
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 5, 2017

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY SENIOR STAFF 2008 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY STAFF 2010 LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Series A Convertible Preferred Stock Purchase Agreement, dated December 29, 2010, by and among Transgenomic, Inc. (the “Company”), Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 2	Form of Warrant (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 3
Certificate of Designation of Series A Convertible Preferred Stock dated as of December 28, 2010 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 4
Registration Rights Agreement, dated December 29, 2010, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, dated December 28, 2010, and incorporated herein by reference)

Exhibit 5
Joint Filing Agreement, dated as of January 10, 2011, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 6
Convertible Promissory Note Purchase Agreement by and among Transgenomic, Inc.; Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 7
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Senior Staff 2008 LLC dated December 30, 2011 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 8
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Staff 2010 LLC dated December 30, 2011 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 9
Convertible Promissory Note by and between Transgenomic, Inc. and Third Security Incentive 2010 LLC dated December 30, 2011 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated January 6, 2012, and incorporated herein by reference)

Exhibit 10
Form of Warrant issued by Transgenomic, Inc. to Third Security Senior Staff 2008 LLC; Third Security Staff 2010 LLC; and Third Security Incentive 2010 LLC on February 3, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 11
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated February 7, 2012, and incorporated herein by reference)

Exhibit 12
Joint Filing Agreement, dated as of February 7, 2012, by and among Randal J. Kirk, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC (filed with Original Schedule 13D)

Exhibit 13
Securities Purchase Agreement by and among Transgenomic, Inc. certain investors and the Investors, dated January 25, 2013 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 14
Form of Warrant issued by Transgenomic, Inc. to certain investors and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 15
Registration Rights Agreement by and among Transgenomic, Inc., certain investors and the Investors (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K/A, dated January 30, 2013, and incorporated herein by reference)

Exhibit 16
Joint Filing Agreement, dated as of January 31, 2013, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC

Exhibit 17
Securities Purchase Agreement by and among the Company and the Investors, dated March 5, 2014 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 18
Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K/A, dated March 5, 2014 and filed on March 6, 2014, and incorporated herein by reference)

Exhibit 19
Joint Filing Agreement, dated as of March 7, 2014, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 20
Securities Purchase Agreement by and among the Company and the Investors, dated January 6, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated January 6, 2016 and filed on January 11, 2016, and incorporated herein by reference)

Exhibit 21
Registration Rights Agreement by and among the Company and the Investors (filed as Exhibit 4.1 to the Company’s Current Report on Form 8, dated January 6, 2016 and filed on January 11, 2016, and incorporated herein by reference)

Exhibit 22
Joint Filing Agreement, dated as of January 12, 2016, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 23
Call Option Agreement by and between Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC, Third Security Staff 2014 LLC and BV Advisory Partners, LLC dated April 7, 2017

Exhibit 24
Call Option Agreement by and between Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC, Third Security Staff 2014 LLC and Kuzven Precipio Investor, LLC dated April 7, 2017

Exhibit 25
Joint Filing Agreement, dated as of April 11, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 26
Joint Filing Agreement, dated as of June 12, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, Third Security Incentive 2010 LLC and Third Security Staff 2014 LLC

Exhibit 27
Certificate of Designation of Series A Senior Convertible Preferred Stock contained within the Third Amended and Restated Certificate of Incorporation, as amended (filed as Exhibit 3.1 to Item 5.03 to the Company’s Current Report on Form 8-K, dated June 29, 2017 and filed June 30, 2017)

Exhibit 28
Investors’ Rights Agreement, dated as of June 28, 2017, by and among Transgenomic, Inc., the Investors and Incentive 2010 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 29, 2017 and filed June 30, 2017)

Exhibit 29
Termination and Tenth Amendment to Loan and Security Agreement, by and among the Company, Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC dated February 2, 2017 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated and filed February 2, 2017)

Exhibit 30	Joint Filing Agreement, dated as of July 3, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC and Third Security Staff 2010 LLC

Exhibit 31	Conversion Agreement by and between Third Security Senior Staff 2008 LLC and Precipio, Inc. dated August 28, 2017

Exhibit 32	Conversion Agreement by and between Third Security Staff 2010 LLC and Precipio, Inc. dated August 28, 2017

Exhibit 33	Conversion Agreement by and between Third Security Incentive 2010 LLC and Precipio, Inc. dated August 28, 2017

Exhibit 34	Form of Warrant by and between Third Security Senior Staff 2008 LLC, Third Security Staff 2010 LLC, and Third Security Incentive 2010 LLC dated August 28, 2017

Exhibit 35	Joint Filing Agreement, dated as of September 5, 2017, by and among Randal J. Kirk, Third Security, LLC, Third Security Senior Staff 2008 LLC and Third Security Staff 2010 LLC